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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                                (Rule 14d-101)


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 6)


                             KENETECH CORPORATION
                           (Name of Subject Company)

                             KENETECH CORPORATION
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $.000l per share
                         (Title of Class of Securities)

                                   488878109
                     (CUSIP Number of Class of Securities)

                               Dianne P. Urhausen
                     Vice President and Corporate Secretary
                         500 Sansome Street, Suite 410
                        San Francisco, California  94111
                                 (415) 398-3825

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                With a Copy to:

Michael G. O'Bryan, Esq.                           Mark A. Morton, Esq.
Morrison & Foerster LLP                            Potter Anderson & Corroon LLP
425 Market Street                                  Hercules Plaza, P.O. Box 951
San Francisco, CA  94105                           Wilmington, DE 19899
(415) 268-7000                                     (302) 984-6000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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     This Amendment No. 6 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 initially filed by KENETECH Corporation, a Delaware corporation ("KENETECH" or the "Company"), with the Securities and Exchange Commission on November 7, 2000, as amended by Amendment No. 1 to Schedule 14D-9 filed on November 14, 2000, Amendment No. 2 to Schedule 14D-9 filed on November 27, 2000, Amendment No. 3 to Schedule 14D-9 filed on November 29, 2000,
Amendment No. 4 to Schedule 14D-9 filed on December 12, 2000 and Amendment No. 5 to Schedule 14D-9 filed on December 13, 2000 (as amended, the "Schedule 14D-9"), related to the tender offer by KC Merger Corp., a Delaware corporation, which is wholly owned by KC Holding Corporation, a Delaware corporation, which in turn is wholly owned by ValueAct Capital Partners, L.P., a Delaware limited partnership, for all of the issued and outstanding shares of common stock, $0.0001 par value, of KENETECH at a purchase price of $1.04 per share. Unless otherwise defined herein, all capitalized terms used but not defined in this Amendment No. 6 shall have the meaning assigned to them in the Schedule 14D-9.

     On the date hereof, KENETECH and Mark D. Lerdal are filing with the Securities and Exchange Commission Amendment No. 6 to the Schedule 13E-3 filed November 7, 2000, as amended, and Purchaser, Parent, VAC and VA Partners, L.L.C. have filed with the Securities and Exchange Commission Amendment No. 5 to the Schedule TO/13E-3 filed November 7, 2000, as amended.

Items 2 and 4 and the Information Statement.

     Items 2 and 4 of the Schedule 14D-9 and the Information Statement, which is attached as Schedule I to the Schedule 14D-9, are hereby amended and supplemented by the following:

     "On December 19, 2000, Purchaser and KENETECH issued a press release announcing the extension of the Offer to 12:00 midnight, New York City time, on Wednesday, December 27, 2000. The Offer had previously been scheduled to expire at 5 p.m., New York City time, on Tuesday, December 19, 2000. A copy of the press release issued by Purchaser and KENETECH with respect to the foregoing is attached as Exhibit (a)(1)(K) hereto and incorporated herein by reference."

Items 2, 3, 4 and 8 and the Information Statement.

     Items 2, 3, 4 and 8 of the Schedule 14D-9 and the Information Statement, which is attached as Schedule I to the Schedule 14D-9, are hereby amended and supplemented by the following:

     "On December 19, 2000, the Company, Parent and Purchaser entered into Amendment No. 1 to Agreement and Plan of Merger ("Amendment No. 1"), which amends the Merger Agreement. Amendment No. 1 is attached as Exhibit (e)(10) hereto and incorporated herein by reference."

     In addition, the information in Items 4 and 5 of Amendment No. 5 to Schedule TO/13E-3, dated December 19, 2000, is incorporated by reference herein to amend and supplement Items 2, 3, 4 and 8 of the Schedule 14D-9 and the Information Statement, which is attached as Schedule I to the Schedule 14D-9, to the extent applicable.
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Item 9.    Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

EXHIBIT NO.          DESCRIPTION

(a)(1)(K) Press Release issued by Purchaser and the Company on December 19, 2000++++

(a)(1)(L) Amendment No. 5 to Schedule TO/13E-3, dated December 19, 2000 (incorporated by reference to Amendment No. 5 to Schedule TO/13E-3 filed by Purchaser, Parent, VAC and VA Partners, L.L.C. on December 20, 2000)

(e)(10) Amendment No. 1 to Agreement and Plan of Merger, dated as of December 19, 2000, by and among the Company, Purchaser and Parent++++

++++ Incorporated by reference to Amendment No. 5 to Schedule TO/13E-3 filed by Purchaser, Parent, VAC and VA Partners, L.L.C. on December 20, 2000.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: December 20, 2000.


                                  By:  /s/ Dianne P. Urhausen
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                                  Dianne P. Urhausen
                                  Vice President and Corporate Secretary